

Nima Negahban

CTO at Kinetica

Washington D.C. Metro Area

Message 

 **Kinetica (formerly GPUdb)**

 **University of Maryland**

 **See contact info**

 **500+ connections**

Experience



Chief Technical Officer

Kinetica (formerly GPUdb)

May 2010 – Present · 8 yrs 7 mos

Arlington, VA



Software Engineer

The Real Deal

Mar 2006 – Aug 2010 · 4 yrs 6 mos



Lead Web Architect

Digital Sports

Feb 2007 – Jun 2009 · 2 yrs 5 mos

Developing large all powerful media distribution platform in several environments including Rails , Flex , C , .NET etc. etc.



Senior Engineer

Equipoise Imaging

Jun 2005 – Jun 2007 · 2 yrs 1 mo

Developing and delivering cutting edge and durable bio-analytics software. Software currently being used at major west coast laboratories

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Senior Consultant

Booz Allen Hamilton

2005 – 2006 · 1 yr

Show 1 more experience ⌄

Education



University of Maryland

2001 – 2005





